Exhibit (a)(9)

ADDENDUM FOR EMPLOYEES IN FRANCE

MATERIAL TAX CONSEQUENCES

     The following is a general summary of the French income tax consequences under current law of participating in the Offer for those individuals who are tax residents of France. The summary is only intended to alert you to some of the material tax consequences you may want to consider in making your decision about the Offer. It does not discuss all of the tax consequences that may be relevant to you in your particular circumstances nor is it intended to apply to all option holders. It particularly does not apply to you if you are subject to the income tax laws of a country other than France. In addition, you should note that tax laws change frequently, occasionally on a retroactive basis. You should consult with your tax advisor as to the tax consequences of your particular participation in the Offer.

Option Exchange. We do not believe that you will be subject to tax as a result of the exchange of any option for a New Option.

Grant of New Option. You will not be subject to tax when the New Option is granted to you.

Exercise of New Option. When you exercise the New Option, you will recognize taxable income (taxed at your marginal tax rates) in an amount equal to the difference between the fair market value of the shares on the date of exercise and the exercise price paid for such shares. You will be subject to all tax withholding and reporting requirements applicable to the exercise of the option.

Sale of Shares. When you subsequently sell the shares you will recognize capital gain in an amount equal to the difference between the sale price of the shares and the fair market value of the shares on the date of exercise. The tax on capital gains, if any, applies only when the aggregate gross proceeds from the sales of securities for your household for the year of sale exceed a certain amount. For 2003, this amount is €15,000.

(a)(9)